Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO/DEFICIENCY OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended December 31,					Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
Fixed charges:

Interest expense on indebtedness	$165	$15	$1	$177	$253	$1,908
Amortization of debt issuance costs / warrants	23	6	—	—	—	—
Amortization of loan commitment asset	—	—	1,299	1,732	1,588	—
Interest expense on portion of rent expense representative of interest	1,797	1,594	1,334	1,004	800	713
Preferred stock dividends	—	—	—	—	—	—

Total fixed charges	$1,985	$1,615	$2,634	$2,913	$2,641	$2,621

Earnings (loss):
Net income (loss) before provision for income taxes, minority interest and cumulative effect of change in accounting principle	$(16,898)	$23,799	$(31,608)	$(49,684)	$(40,042)	$(6,979)
Fixed charges per above	1,985	1,615	2,634	2,913	2,641	2,621

Total earnings (loss)	$(14,913)	$25,414	$(28,974)	$(46,771)	$(37,401)	$(4,358)

Ratio of earnings to fixed charges	—	15.7	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(16,898)	$—	$(31,608)	$(49,684)	$(40,042)	$(6,979)